UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NATIONAL TECHNICAL SYSTEMS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

638104109
(CUSIP Number)

Gordon M. Bava, Esq.
Manatt Phelps & Phillips, LLP
11355 West Olympic Blvd
Los Angeles, California 90064
Telephone Number: (310) 312-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

September 27, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638104109

1.	NAMES OF REPORTING PERSONS Luis A. Hernandez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 620,160(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 620,160(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 518,000(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 518,000 shares of common stock (the “Common Stock”) of National Technical Systems, Inc. (the “Company”) held by Mr. Hernandez jointly with his spouse, Jacqueline Hernandez, over which Mr. and Mrs. Hernandez share voting and dispositive power.
(2) Includes an aggregate of 102,160 shares of common stock of the issuer held in the names of Mr. Hernandez’s four children, over which Mr. Hernandez and his children share voting and dispositive power. Mr. Hernandez disclaims beneficial ownership of the shares held by his children.
(3) Based on 11,299,910 shares of Common Stock outstanding as of December 7, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on December 14, 2011.

CUSIP No. 638104109

1.	NAMES OF REPORTING PERSONS Sidney Meltzner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 252,500(1)
	8.	SHARED VOTING POWER 355,502(2)(3)
	9.	SOLE DISPOSITIVE POWER 590,502(1)(2)
	10.	SHARED DISPOSITIVE POWER 17,500(3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,002
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(4)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 252,500 shares of Common Stock directly held by Mr. Meltzner, over which Mr. Meltzner has sole voting and dispositive power.
(2) Includes 338,002 shares of Common Stock directly held by CAS Foundation, over which Mr. Meltzner, as trustee of CAS Foundation, has sole dispositive power and shared voting power.
(3) Includes 17,500 shares of Common Stock held by Mr. Meltzer jointly with his spouse, Carole Meltzner, over which Mr. and Mrs. Meltzner share voting and dispositive power.
(4) Based on 11,299,910 shares of Common Stock outstanding as of December 7, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on December 14, 2011.

CUSIP No. 638104109

1.	NAMES OF REPORTING PERSONS CAS Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 338,002(1)
	9.	SOLE DISPOSITIVE POWER 338,002(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,002(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Includes 338,002 shares of Common Stock directly held by CAS Foundation, over which Mr. Meltzner, as trustee of CAS Foundation, has sole dispositive power and shared voting power.
(2) Based on 11,299,910 shares of Common Stock outstanding as of December 7, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on December 14, 2011.

CUSIP No. 638104109

1.	NAMES OF REPORTING PERSONS Jack Lin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 1,003,469(1)
	8.	SHARED VOTING POWER 83,528(2)
	9.	SOLE DISPOSITIVE POWER 1,003,469(1)
	10.	SHARED DISPOSITIVE POWER 83,528(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,997(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%(3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes (a) 961,469 shares of Common Stock held directly by Dr. Lin, over which Dr. Lin has sole voting and dispositive power, and (b) options to purchase 42,000 shares of Common Stock that have vested or will vest within 60 days from the date of this Schedule 13D.
(2) Includes shares of Common Stock held by Dr. Lin jointly with his spouse, BettyAnn Lin, over which Dr. and Mrs. Lin share voting and dispositive power.
(3) Based on 11,299,910 shares of Common Stock outstanding as of December 7, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on December 14, 2011.

1.	NAMES OF REPORTING PERSONS Jeff Kaplan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 11,200
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,200
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN
(1) Based on 11,299,910 shares of Common Stock outstanding as of December 7, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on December 14, 2011.

Item 1.	Security and Issuer

This Amendment No. 3 (the “Amendment”) to Schedule 13D relates to the common stock, no par value (the “Common Stock”), of National Technical Systems, Inc., a California corporation (the “Company”). This Amendment amends as specifically set forth herein the initial statement on Schedule 13D, filed on September 9, 2010, as amended on April 7, 2011 by Amendment No. 1 to Schedule 13D, and as further amended on August 12, 2011 by Amendment No. 2 to Schedule 13D (the “Initial Statement,” and as amended by this Amendment, the “Statement”) by the Reporting Persons (as defined herein).  The principal executive offices of the Company are located at 24007 Ventura Blvd., Suite 200, Calabasas, California 91302.

Item 2.	Identity and Background

Item 2(a) is hereby amended and restated as follows:

(a) The undersigned, Luis Hernandez, Sidney Meltzner, CAS Foundation, Dr. Jack Lin and Jeff Kaplan (each “Reporting Person” and collectively, the “Reporting Persons”), hereby file this Statement. Mr. Hernandez, Mr. Meltzner, CAS Foundation and Dr. Lin are referred to from time to time herein as the “Shareholder Group.” The Reporting Persons filed the Initial Statement because, at the time of filing, they may have been deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). Neither the fact of the filing of this Statement nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group has existed.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Shareholder Group filed a Proxy Statement on Schedule 14A on August 15, 2011, in which they co-sponsored a slate of nominees for election to the board of directors of the Company and made certain other proposals to be voted upon by shareholders of the Company at the Company’s annual meeting of shareholders, which was held on September 27, 2011.

The Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Consequently, the Reporting Persons believe that, to the extent that they may have been deemed to constitute a “group” within the meaning of Section 13(d)(3), the factors that may have lead to their characterization as such no longer exist.

Item 5.	Interest in Securities of the Issuer

Item 5(e) is hereby amended and restated as follows:

(e) Luis A. Hernandez, CAS Foundation and Jeff Kaplan, to the extent that they may have been deemed to be the beneficial owners of more than five percent (5%) of Common Stock of the Company, each ceased to be so on September 27, 2011.

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 15, 2011

/s/ Luis A. Hernandez
Luis A. Hernandez

/s/ Sidney Meltzner
Sidney Meltzner

CAS Foundation

By: /s/ Sidney Meltzner
Name: Sidney Meltzner
Title: Trustee

/s/ Jack Lin
Jack Lin

/s/ Jeff Kaplan
Jeff Kaplan

EXHIBIT A
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

/s/ Luis A. Hernandez
Luis A. Hernandez

/s/ Sidney Meltzner
Sidney Meltzner

CAS Foundation

By: /s/ Sidney Meltzner
Name: Sidney Meltzner
Title: Trustee

/s/ Jack Lin
Jack Lin

/s/ Jeff Kaplan
Jeff Kaplan